Exhibit 99.1

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2025 and 2024

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated financial statements (unaudited)

For the six-month periods ended 30 June 2025 and 2024

Page(s)

Condensed interim consolidated statement of financial position	2

Condensed interim consolidated statement of comprehensive profit or loss	3

Condensed interim consolidated statement of changes in equity	4

Condensed interim consolidated statement of cash flows	5

Notes to the condensed interim consolidated financial statements	6 - 19

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of financial position – As of 30 June 2025

(All amounts are shown in USD unless otherwise stated)

		(Unaudited)	(Audited)
		At 30 June	At 31 December
	Note	2025	2024
ASSETS
Non-current assets
Property and equipment	4	460,752	457,802
Intangible assets	5	92,900	106,262
Right-of-use assets		190,675	232,612
Deferred tax assets	18	5,413,618	5,288,913
		6,157,945	6,085,589

Current assets
Prepaid expenses and other current assets	6	1,323,137	1,310,807
Trade and other receivables	7	5,873,717	4,009,282
Cash and cash equivalents	8	4,876,983	4,958,983
		12,073,837	10,279,072
Assets classified as held for sale		1,522	1,522
Total assets		18,233,304	16,366,183

EQUITY AND LIABILITIES
EQUITY
Share capital	9	24,912	24,746
Share premium	9	354,179,327	353,883,768
Employee share scheme reserve	10	631,629	564,127
Foreign currency translation reserve		(18,004,387)	(16,603,786)
Reserve of disposal groups classified as held for sale		2,372,514	2,372,514
Other reserves		3,886,000	1,886,000
Accumulated losses		(339,412,841)	(339,845,041)
Equity attributable to equity holders of the Parent Company		3,677,154	2,282,328

Non-controlling interests		(2,970,273)	(2,970,273)
Total equity/(deficit)		706,881	(687,945)

LIABILITIES
Non-current liabilities
Provision for employees' end of service benefits		58,348	45,957
Derivative warrant liabilities		1,505,540	669,156
Accounts payable, accruals and other payables	11	—	30,850
Lease liabilities		323,688	440,183
		1,887,576	1,186,146

Current liabilities
Accounts payable, accruals and other payables	11	9,511,409	9,351,406
Deferred purchase price	12	646,678	1,148,013
Current tax liabilities		1,069,663	836,117
Lease liabilities		485,532	606,881
		11,713,282	11,942,417
Liabilities directly associated with assets classified as held for sale		3,925,565	3,925,565
Total liabilities		17,526,423	17,054,128
Total equity and liabilities		18,233,304	16,366,183

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(2)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of comprehensive profit or loss - For the period ended 30 June 2025

(All amounts are shown in USD unless otherwise stated)

		(Unaudited)	(Unaudited)
	Note	2025	2024
Continuing operations
Revenue	13	10,189,069	8,067,008
Cost of sales	14	(8,000,885)	(6,322,748)
Gross income		2,188,184	1,744,260

General and administrative expenses	15	(2,898,277)	(5,451,740)
Selling and marketing costs		(12,831)	(13,221)
Other expenses	16	(127,500)	(625,078)
Other income	17	434,165	273,088
Operating loss		(416,259)	(4,072,691)

Change in fair value of financial liabilities		836,384	(1,647,913)
Finance income		106,913	78,623
Finance cost		(94,838)	(50,866)
Profit/(loss) before tax from continuing operations		432,200	(5,692,847)

Income tax benefit	18	—	—
Profit/(loss) for the period from continuing operations		432,200	(5,692,847)

Discontinued operations
Profit/(loss) for the period from discontinued operations		—	—
Profit/(loss) for the period		432,200	(5,692,847)

Attributable to:
Equity holders of the Parent Company		432,200	(5,692,847)
Non-controlling interests		—	—
		432,200	(5,692,847)

Profit/(loss) per share attributable to equity holders of the Parent Company
Basic	19	0.04	(0.67)
Diluted	19	0.04	(0.67)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations, net of tax		(1,400,601)	(4,713,527)
Total comprehensive loss for the period		(968,401)	(10,406,374)

Attributable to:
Equity holders of the Parent Company		(968,401)	(10,406,374)
Non-controlling interests		—	—
		(968,401)	(10,406,374)

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(3)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of changes in equity – As of 30 June 2025

(All amounts are shown in USD unless otherwise stated)

									Equity
					Reserve for	Foreign			attributable to
				Share-based	disposal	currency			equity holders	Non-
		Share	Share	compensation	group held	translation	Other	Accumulated	of the Parent	controlling	Total
	Note	capital	premium	reserve	for sale	reserve	reserve	losses	Company	interests	equity/(deficit)
As at 1 January 2024 (Audited)		16,979	347,295,152	507,677	2,106,737	(11,466,066)	—	(329,506,304)	8,954,175	(3,039,317)	5,914,858

Total comprehensive loss for the period
Loss for the period		—	—	—	—	—	—	(5,692,847)	(5,692,847)	—	(5,692,847)
Other comprehensive loss for the period		—	—	—	98,234	(4,811,761)	—	—	(4,713,527)	—	(4,713,527)
		—	—	—	98,234	(4,811,761)	—	(5,692,847)	(10,406,374)	—	(10,406,374)

Issuance of shares	9	6,006	2,396,351	—	—	—	—	—	2,402,357	—	2,402,357
Employee share scheme reserve	10	—	—	(40,614)	—	—	—	—	(40,614)	—	(40,614)
As at 30 June 2024 (Unaudited)		22,985	349,691,503	467,063	2,204,971	(16,277,827)	—	(335,199,151)	909,544	(3,039,317)	(2,129,773)

As at 1 January 2025 (Audited)		24,746	353,883,768	564,127	2,372,514	(16,603,786)	1,886,000	(339,845,041)	2,282,328	(2,970,273)	(687,945)

Total comprehensive loss for the period
Profit for the period		—	—	—	—	—	—	432,200	432,200	—	432,200
Other comprehensive loss for the period		—	—	—	—	(1,400,601)	—	—	(1,400,601)	—	(1,400,601)
		—	—	—	—	(1,400,601)	—	432,200	(968,401)	—	(968,401)

Issuance of shares	9	166	295,559	—	—	—	—	—	295,725	—	295,725
Other reserves		—	—	—	—	—	2,000,000	—	2,000,000	—	2,000,000
Employee share scheme reserve	10	—	—	67,502	—	—	—	—	67,502	—	67,502
As at 30 June 2025 (Unaudited)		24,912	354,179,327	631,629	2,372,514	(18,004,387)	3,886,000	(339,412,841)	3,677,154	(2,970,273)	706,881

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(4)

Swvl Holdings Corp and its subsidiaries

Condensed interim consolidated statement of cash flows - For the period ended 30 June 2025

(All amounts are shown in USD unless otherwise stated)

	For the six-month period ended
	30 June
	(Unaudited)	(Unaudited)
	2025	2024
Profit/(loss) before tax from continued operations	432,200	(5,692,847)
Profit before tax from discontinued operations	—	—
Profit/(loss) for the period before tax	432,200	(5,692,847)

Adjustments to reconcile profit/(loss) before tax to net cash flows:
Depreciation of property and equipment	—	130,529
Depreciation of right-of-use assets	58,297	92,603
Amortization of intangible assets	15,594	19,916
Other non – cash loss/(income)	(90,910)	2,478,195
Change in fair value of financial liabilities	836,384	1,647,913
Provision for employees’ end of service benefits	12,391	—
	1,263,956	(1,323,691)
Changes in working capital:
Trade and other receivables	(1,864,435)	1,180,067
Prepaid expenses and other current assets	(12,330)	625,002
Due to related party	—	(131,523)
Accounts payable, accruals and other payables	129,153	(699,808)
Current tax liabilities	233,546	(162,934)
Net cash flows used in operating activities	(250,110)	(512,887)

Cash flows from investing activities
Sublease rentals received	—	366,785
Purchase of property and equpiment	(2,950)	—
Net cash flows (used in)/generated from investing activities	(2,950)	366,785

Cash flows from financing activities
Proceeds from issuance of share capital	—	—
Proceeds from issuance of other instruments	2,000,000	—
Repayment of loan from related party	—	—
Repayment of external loan	—	—
Finance lease liabilities paid, net of accretion	(236,844)	(339,540)
Net cash flows generated from/(used in) financing activities	1,763,156	(339,540)

Net increase/(decrease) in cash and cash equivalents	1,510,096	(485,642)
Cash and cash equivalents at the beginning of the period	4,958,983	2,924,016
Effects of exchange rate changes on cash and cash equivalents	(1,592,096)	(1,254,584)
Cash and cash equivalents at the end of the period	4,876,983	1,183,790

op

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(5)

1	Establishment and operations

Swvl Holdings Corp (the “Parent Company”) (formerly known as “Pivotal Holdings Corp”) is a business company limited by shares incorporated under the laws of the British Virgin Islands and was registered on 23 July 2021. The registered office of the Company is at P.O. Box 173, Kingston Chambers, Road Town, Tortola, the British Virgin Islands.

The condensed interim consolidated financial statements as at and for the six-month period ended 30 June 2025 consist of the Parent Company and its subsidiaries (together referred to as the “Group”). The Group’s principal head office is located in The Offices 4, One Central, Dubai World Trade Centre, Street 1, Dubai, United Arab Emirates.

Swvl Inc. was founded on 17 May 2017. Swvl Holdings Corp was incorporated as a direct wholly-owned subsidiary of Swvl Inc. As a result of various legal entity reorganization transactions undertaken in March 2022, Swvl Holdings Corp became the holding company of the Group, and the then-stockholders of Swvl Inc. became the stockholders of Swvl Holdings Corp. Swvl Inc. is the predecessor of Swvl Holdings Corp for financial reporting purposes.

The Group operates multimodal transportation networks that offer access to transportation options through the Group’s platform and mobile-based application. The Group also licenses its technology to transport operators to manage their service. The Group operates a technology platform that uses a widespread transportation network. The Group uses leading technology, operational excellence and product expertise to operate transportation services on predetermined routes. The Group develops and operates proprietary technology applications supporting a variety of offerings on its platform (“platform(s)” or “Platform(s)”). The Group provides transportation services through contracting with other service providers (or transportation operators). Riders are collectively referred to as “end-user(s)” or “consumer(s)”. The drivers are referred to as “captain(s)”.

1.1	Consolidated subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

As of 30 June 2025, the Group still maintained control for all subsidiaries, however, certain subsidiaries were decided to be held for sale or to be discontinued, subsidiaries listed below will be presented with the same alignment.

i)	Continued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	30-Jun-25	31-Dec-24	business activities
Swvl Inc.	British Virgin Islands	100%	100%	Holding company
Swvl Group Corp	British Virgin Islands	100%	100%	Holding company
Swvl Holdco Corp	British Virgin Islands	100%	100%	Dormant entity
Pivotal Merger Sub Company I	Cayman Islands	100%	100%	Merger entity
Swvl for Smart Transport Applications and Services LLC	Egypt	99.80%	99.80%	Technology platform
Swvl Saudi for Information Technology	Kingdom of Saudi Arabia	100%	100%	Technology platform
Swvl Saudi Regional Headquarters	Kingdom of Saudi Arabia	100%	100%	Technology platform
Smart Mobility Solutions for Transportation Services (i)	Kingdom of Saudi Arabia	—%	—%	Technology platform
Swvl for Mobility Solutions FZE (i)	United Arab Emirates	—%	—%	Technology platform

(6)

1.1	Consolidated subsidiaries (continued)

ii)	Discontinued operations

	Country of	Legal ownership %		Principal
Company name	incorporation	30-June-25	31-Dec-24	business activities
Swvl NBO Limited	Kenya	100%	100%	Technology platform
Swvl Technologies Ltd.	Kenya	100%	100%	Technology platform
Smart Way Transportation LLC (ii)	Jordan	—%	—%	Technology platform
Swvl My For Information Technology SDN BHD	Malaysia	100%	100%	Technology platform
Viapool Inc.	Delaware, USA	51%	51%	Technology platform
Movilidad Digital SAS, a subsidiary of Viapool, Inc.	Argentina	51%	51%	Holding company
Viapool SRL, a subsidiary of Viapool, Inc.	Argentina	51%	51%	Technology platform
Viapool SPA, a subsidiary of Viapool, Inc.	Chile	51%	51%	Technology platform
Swvl Brasil Tecnologia LTDA, a subsidiary of Viapool, Inc.	Brazil	51%	51%	Technology platform
Door2Door GmbH, a subsidiary of Swvl Germany GmbH	Germany	100%	100%	Technology platform
Swvl Germany GmbH (formerly "Blitz B22-203 GmbH")	Germany	100%	100%	Holding company
Swvl Global FZE	United Arab Emirates	—%	—%	Headquarters

The Group, in certain cases, is required to have a resident as one of the shareholders besides the Parent Company to comply with local laws and regulations. However, in such cases, the Group continues to remain the economic beneficiary of the shareholding held by such resident shareholder and therefore is said to have a “beneficial ownership” of such non-controlling interests. Legal ownership and beneficial ownership are the same except as indicated below.

(i)	The Parent Company’s subsidiary’s Swvl for Mobility Solutions FZE and Smart Mobility Solutions for Transportation Services were incorporated during the year ended 31 December 2024. The subsidiaries are currently legally owned by a member of the Group’s management and are in the process of a legal ownership transfer to the Group. The subsidiaries have been consolidated based on the beneficial ownership and effective control.
(ii)	The Parent Company’s subsidiary Smart Way Transportation LLC was incorporated during the year ended 31 December 2021. The subsidiary is currently legally owned by a member of the Group’s management. During 2022, the Group’s board of directors resolved to discontinue the subsidiary’s operations. As of 30 June 2025, the company is still in liquidation process. The subsidiary has been consolidated based on the beneficial ownership and effective control.

2	Basis of preparation
i)	Compliance with International Financial Reporting Standards (“IFRS”)

These condensed interim consolidated financial statements are for the six-month periods ended 30 June 2025 and 2024 and are presented in United States Dollars (“USD” or “$”), which is the functional currency of the Parent Company. They have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

These condensed interim consolidated financial statements do not include all of the information required in annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2024. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

(7)

ii)	Historical cost convention

These condensed interim consolidated financial statements have been prepared under the historical cost convention except for the following:

-	Certain financial assets, derivative warrant liabilities, derivative liabilities, convertible notes, and earnouts liabilities that are measured at fair value.
-	Income and expenses that have been accounted for using the accrual basis.

2Basis of preparation (continued)

ii)Historical cost convention (continued)

The consolidated financial statements have been presented in US Dollars (“USD”, “$”) which is the reporting currency of the Group.

2.1	Going concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the ordinary course of business. The Group incurred a profit of $432,200 for the six-month period ended 30 June 2025 (loss of $5,692,847 for the six-month period ended 30 June 2024), had accumulated losses of $339.4 million as at 30 June 2025 ($ 339.8 million as at 31 December 2024), and had negative operating cash flows of $0.25 million for the six-month period ended 30 June 2025 (negative operating cash flows of $ 0.5 million for the six-month period ended 30 June 2024). Notwithstanding these results, Management believes there are no events or conditions that give rise to doubt the ability of the Group to continue as a going concern for a period of twelve months after the preparation of the consolidated financial statements.

2.2	Amended standards adopted by the Group

A number of amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

2.3Accounting policies

The accounting policies used for the condensed interim consolidated financial statements for the six-month period ended 30 June 2025 are consistent with those used in the annual consolidated financial statements for the year ended 31 December 2024.

3Critical accounting judgments and estimates

When preparing the condensed interim consolidated financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed interim consolidated financial statements for the six-month period ended 30 June 2025 and 2024, including the key sources of estimation uncertainty, were the same as those applied in the Group’s annual consolidated financial statements for the year ended 31 December 2024.

(8)

4Property and equipment

The property and equipment net book value consists of the following:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Leasehold improvements	421,210	420,601
Furniture, fittings and equipment	39,542	37,201
Property and equipment, net	460,752	457,802

5Intangible assets

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	Net book value	Net book value
	USD	USD
Licenses	92,900	106,262
	92,900	106,262

In May 2023 the Group obtained a smart transportation operating license in Egypt in collaboration with Land Transport Regulatory Authority (LTRA) which granted the Egyptian entity a five-year operating license commencing on May 16, 2023 and expires on May 15, 2028.

6Prepaid expenses and other current assets

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Withholding tax receivables	1,166,732	983,770
Other assets	140,458	134,826
Refundable deposits	—	160,902
Prepaid expenses	15,947	31,309
	1,323,137	1,310,807

(9)

7Trade and other receivables

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Trade receivables	3,646,592	2,614,945
Accrued income	1,577,598	1,318,327
Customer wallet receivables	1,679,273	1,585,645
Less: provision for expected credit losses	(1,029,746)	(1,514,586)
	5,873,717	4,004,331

Other receivables	—	4,951
	5,873,717	4,009,282

8Cash and bank balances

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Cash at banks	4,876,982	4,958,983
Cash in hand	—	—
	4,876,982	4,958,983

For the purpose of the cash flow statement, cash and cash equivalents comprise the following:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Cash attributable to continued operations	4,876,982	4,958,983
Cash attributable to discontinued operations	1,522	1,522
	4,878,504	4,960,505

9Share capital

a. Share capital:

In 2023, the Group restructured its authorized shares and issued ordinary shares as detailed below:

(a)	The number of ordinary shares which the Group is authorized to issue has been decreased to 20,000,000 ordinary shares by the consolidation of every 25 ordinary shares of US$0.0001 par value each currently in issue into 1 ordinary share of US$0.0025 par value each; and
(b)	the issued ordinary shares have been combined into a small number of shares, resulting in every 25 issued ordinary share being combined into 1 ordinary share with a par value of US$0.0025 each.

Following the restructuring, the Group is authorized to issue 20,000,000 ordinary shares and 55,000,000 preference shares. The restructuring was approved on 4 January 2023 and became effective on 25 January 2023.

(10)

9Share capital (Continued)

a. Share capital: (Continued)

The below table sets out the Group’s share structure during the period ended 30 June 2025 and the year ended 31 December 2024:

	At 30 June 2025		At 31 December 2024
	Authorized	Issued	Authorized	Issued
Class A ordinary shares	20,000,000	9,964,344	20,000,000	9,898,516
Preferred shares	55,000,000	—	55,000,000	—
	75,000,000	9,964,344	75,000,000	9,898,516

	At 30 June 2025		At 31 December 2024
	Number	Share	Number	Share
	of shares	capital	of shares	capital
Issuance of shares in the normal course of business	5,191,300	12,978	5,125,472	12,812
Issuance of shares to Swvl Inc. shareholders	3,411,410	8,529	3,411,410	8,529
Issuance of shares to SPAC shareholders	557,960	1,395	557,960	1,395
Conversion of convertible notes	645,018	1,613	645,018	1,613
Issuance of shares to PIPE investors	158,656	397	158,656	397
Other shares	—	—	—	0
	9,964,344	24,912	9,898,516	24,746

b. Share premium:

At 30 June 2025
Share Premium
Issuance of shares to shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs	121,077,329
Other shares issued during the period	—
395,566,625
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
311,548,404
Issuance of shares in the normal course of business	42,630,923
354,179,327

At 31 December 2024
Share Premium
Issuance of shares to shareholders	88,873,188
Conversion of convertible notes	145,952,505
Issuance of share to PIPE investors	39,663,603
Recapitalization costs	121,077,329
395,566,625
Less:
Costs attributable to the issuance of shares in connection with the business combination	(8,467,766)
Fair value of earnout shares	(75,550,455)
311,548,404
Issuance of shares in the normal course of business	42,335,364
353,883,768

(11)

10Employee share scheme reserve

At 30 June 2025, the employee share scheme reserve balance was $631,629 (at 31 December 2024: $564,127).

Total expense arising from share-based payment transactions recognized in the consolidated statement of comprehensive income as part of employee benefit were $67,502 for the six-month period ended 30 June 2025 (reversal of $40,614 for the six-month period ended 30 June 2024).

11Accounts payable, accruals and other payables

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Financial items
Accounts payables	6,872,144	5,709,577
Captain payables	91,573	367,436
Salaries payable	277,906	372,034
Accrued expenses	2,123,118	2,592,446
Credit facility	17,226	158,203
LTRA payable	—	78,125
Other payables	154,468	98,745
	9,536,435	9,376,566
LTRA payable non-current portion	(30,850)	(30,850)
	9,505,585	9,345,716
Non-financial items
Advances from individual customers (e-wallets) (i)	5,824	5,690
Total accounts payable, accruals and other payables	9,511,409	9,351,406

(i)	Advances from individual customers (e-wallets) are used by customers against future bookings.

12Deferred purchase price

The movement in the deferred purchase price is as follows:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Opening balance	1,148,013	1,207,682
Change in fair value	(205,610)	1,865,274
Issuance of shares	(295,725)	(1,924,943)
Ending balance	646,678	1,148,013

The deferred purchase price consists of outstanding cash payments and share issuances. The change in fair value is a result of revaluing the shares outstanding to reflect share price as per the purchase agreements. Management has not used any complex assumptions in arriving at the fair value of the deferred purchase price.

(12)

12Deferred purchase price (Continued)

The deferred purchase price is detailed as follows:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Shotl Transportation, S.L.	627,158	627,158
Urbvan Mobility Ltd.	—	491,344
Door2Door	19,520	29,511
	646,678	1,148,013

	(Unaudited)	(Audited)
	At 30 June	At 31 December
Maturity analysis	2025	2024
	USD	USD
Less than one year (current)	646,678	1,148,013
	646,678	1,148,013

13Revenue

The Group derives its revenue principally from end-users who use the Group’s platform to access routes predetermined by the Group. Revenue for transport services represents the total amount of fees charged to the end user for these services.

Disaggregated revenue information

	(Unaudited) For the six-month
	period ended 30 June
	2025	2024
	USD	USD
Business to business	8,676,762	6,001,062
Business to customers	1,512,307	2,065,946
	10,189,069	8,067,008

Revenue by geographical location

	(Unaudited) For the six-month
	period ended 30 June
	2025	2024
	USD	USD

Egypt	6,752,936	6,636,048
Kingdom of Saudi Arabia	2,576,607	1,430,960
United Arab Emirates	859,526	—
	10,189,069	8,067,008

14Cost of sales

	(Unaudited) For the six-month
	period ended 30 June
	2025	2024
	USD	USD
Captain costs	8,035,494	6,347,514
Captain bonuses	10,113	22,045
Captain deductions	(44,722)	(48,930)
Tolls and fines	—	2,119
	8,000,885	6,322,748

(13)

15General and administrative expenses

	(Unaudited) For the six-month
	period ended 30 June
	2025	2024
	USD	USD
Staff costs	1,520,733	3,547,601
Professional fees	658,798	763,538
Technology costs	223,539	285,654
Other expenses	185,692	343,754
Depreciation of property and equipment	—	130,529
Rent expense	100,855	110,270
Depreciation of right-of-use assets	58,297	92,603
Insurance	50,924	56,755
Office expenses	42,394	54,160
Travel and accommodation	20,504	26,278
Amortization of intangible assets	15,594	19,916
Outsourced employees	13,901	11,761
Entertainment	7,046	8,921
	2,898,277	5,451,740

16	Other expenses

	(Unaudited) For the six-month
	period ended 30 June
	2025	2024
Listing costs	127,500	625,078
	127,500	625,078

(14)

17	Other Income

	(Unaudited) For the six-month
	period ended 30 June
	2025	2024
	USD	USD
Other income	434,165	273,088
	434,165	273,088

18Taxes

18.1Deferred tax asset

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Group’s deferred tax assets as of the six-month period ended 30 June 2025 indicated below were as follows:

	(Unaudited) For
	the six-month	(Audited) For the
	period ended 30	year ended 31
	30 June	31 December
	USD	USD
Deferred tax asset movement

Opening balance	5,288,913	9,468,808
Foreign currency adjustments	124,705	(3,616,186)
Expiration	—	(563,709)
Transfers to assets held for sale	—	—
Income tax benefit	—	—
Closing balance	5,413,618	5,288,913

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19Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing the net profit/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

15 million Earnout Shares have been excluded from the calculation of weighted average shares outstanding, as they are contingently issuable subject to achieving certain milestones on the trading price and volume of our Class A ordinary shares on NASDAQ.

During the six-month period ended 30 June 2024, the Group was loss making, therefore, all potentially dilutive instruments have an anti-dilutive impact and have been excluded in the calculation of diluted weighted average number of ordinary shares outstanding. These instruments include certain outstanding equity awards, warrants, share options and convertible loans and could potentially dilute earnings per share in the future.

The following table sets forth the computation of basic and dilutive earnings/(loss) from the continued operations per share attributable to the Group’s ordinary shareholders:

	(Unaudited)	(Unaudited)
	For the six-	For the six-
	month period	month period
	ended 30	ended 30
	June 2025	June 2024
Profit/(loss) from continuing operations for the period attributable to equity holders of the Parent Company	432,200	(5,692,847)
Profit from discontinued operations for the period attributable to equity holders of the Parent Company	—	—

Weighted average number of ordinary shares outstanding during the period	9,964,344	8,528,466

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – basic earnings/(loss) per share	0.04	(0.67)
Profit/(loss) per share attributable to equity holders of the Parent Company – basic earnings/(loss) per share	0.04	(0.67)

Weighted average number of ordinary shares outstanding during the period adjusted for the effect of dilution	10,218,200	8,528,466

Profit/(loss) per share attributable to equity holders of the Parent Company from continuing operations – diluted earnings/(loss) per share	0.04	(0.67)
Profit/(loss) per share attributable to equity holders of the Parent Company – diluted earnings/(loss) per share	0.04	(0.67)

20Related party transactions and balances

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties include associates, parent, subsidiaries, and key management personnel or their close family members. The terms and conditions of these transactions have been mutually agreed between the Group and the related parties. To determine significance, the Group considers various qualitative and quantitative factors including whether transactions with related parties are conducted in the ordinary course of business.

Interest in subsidiaries

The details of interests in the subsidiaries with whom the Group had entered into transactions or had agreements or arrangements in place during the period are disclosed in Note 1 of the condensed interim consolidated financial statements.

(16)

20Related party transactions and balances (continued)

Compensation of key management personnel

Key management personnel of the Group comprise the Parent Company’s directors and senior management of the Group.

	(Unaudited) For the six-month
	period ended 30 June
	2025	2024
	USD	USD
Compensation and short-term employee benefits	231,108	2,196,693
	231,108	2,196,693

On December 26, 2023, the Board of Directors of Swvl approved a grant of 2,196,693 Restricted Stock Units (“RSUs”) to Swvl’s senior management vesting on March 31, 2024, pursuant to their respective employment agreements, and issued in consideration for services provided to the Group.

Balances with related parties

The following balances are outstanding at the end of the reporting periods:

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Balances with related parties	—	—
	—	—

Transactions with related parties

Details of transactions with related parties during the period, other than those which have been disclosed elsewhere in these condensed interim consolidated financial statements, are as follows:

	(Unaudited) For the six-month
	period ended 30 June
	2025	2024
	USD	USD
Transactions with related parties	—	—

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21Financial instruments by category

Financial assets as per statement of financial position

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
At amortised cost
Trade and other receivables	5,224,190	4,009,282
Cash and cash equivalents	4,876,982	4,958,983
	10,101,172	8,968,265

Financial liabilities as per statement of financial position

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2025	2024
	USD	USD
Accounts payable, accruals and other payables excluding non-financial items	9,536,435	9,376,566
Deferred purchase price	646,678	1,148,013
Lease liabilities	809,220	1,047,064
Current tax liabilities	1,069,663	836,117
Derivative warrant liabilities	1,505,540	669,156
Due to related parties	—	—
	13,567,536	13,076,916

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22Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurement are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted market price (unadjusted) in an active market for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly.

Level 3: inputs that are unobservable inputs for the asset or liability.

The carrying amounts of the financial assets and financial liabilities approximate their fair values.

(19)